Exhibit (a)(5)(J)

EFiled: Apr 07 2015 01:10PM EDT Transaction ID 57036690 Case No. 10881-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

DEBBIE KOENIG, on behalf of herself	)
and all others similarly situated,	)
)
Plaintiff,	)
	)	Civil Action No.
vs.	)
)
VITESSE SEMICONDUCTOR	)
CORPORATION, MICROSEMI	)
CORPORATION, LLIU100)
ACQUSITION CORP., CHRISTOPHER	)
GARDNER, EDWARD ROGAS JR.,	)
MATTHEW B. FREY, STEVE P.	)
HANSON, JAMES HUGAR, SCOT	)
JARVIS, WILLIAM C. MARTIN,	)
KENNETH H. TRAUB,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Debbie Koenig (“Plaintiff”), by her attorneys, on behalf of herself and those similarly situated, files this action against the defendants and alleges upon information and belief, except for those allegations that pertain to her, which are alleged upon personal knowledge, as follows:

1.        Plaintiff bring this shareholder class action on behalf of herself and all other public shareholders of Vitesse Semiconductor Corporation (“Vitesse” or the “Company”) against Vitesse’s Board of Directors (the “Board” or the “Individual Defendants”), Microsemi Corporation (“Microsemi”), and LLIU100 Acquisition Corp. (“Merger Sub”) (collectively referred to as “Defendants”), challenging an all-cash transaction by which Microsemi will acquire each issued and outstanding share of Vitesse for $5.28 per share in cash (the “Proposed Transaction”). The total value of the transaction is approximately $389 million.

2.        On March 18, 2015, the Company filed a definitive Agreement and Plan of Merger with the U.S. Securities and Exchange Commission (the “Merger Agreement”) detailing the terms of the Transaction. Per the Merger Agreement, the Proposed Transaction is structured as a tender offer. Microsemi has received support agreements from Vitesse stockholders holding approximately 22 percent of Vitesse’s outstanding common shares. Under the terms of the support agreements, these stockholders have agreed to tender their shares in the tender offer.

3.        If the Proposed Transaction is approved, the Individual Defendants will have breached their fiduciary duties of loyalty and due care by, inter alia, agreeing to sell Vitesse without first taking steps to ensure that Plaintiff and Class members (defined below), who are the minority shareholders of the Company, would obtain adequate and fair consideration under the circumstances. Moreover, as alleged further herein, the Microsemi and the Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty.

4.        Accordingly, this action seeks to enjoin the Proposed Transaction and compel the Individual Defendants to properly exercise their fiduciary duties to Vitesse’s shareholders.

5.        Plaintiff alleges that she, along with all other public shareholders of Vitesse common stock, are entitled to enjoin the Proposed Transaction or, alternatively, to recover damages in the event that the Proposed Transaction is consummated. The consideration offered to Vitesse shareholders is inadequate.

THE PARTIES

6.        Plaintiff is and has been a shareholder of Vitesse during all relevant times hereto.

7.        Defendant Vitesse is incorporated in Delaware with headquarters located at 4721 Calle Carga, Camarillo, CA 93012. The Company’s common stock is traded on the Nasdaq under the symbol “VTSS.”

8.        Defendant Chris Gardner (“Gardner”) has served as a director of the Company and as CEO since 2006.

9.        Defendant Edward Rogas, Jr. has been a director of the Company and Chairman of the Board at all relevant times.

10.      Defendant Matthew B. Frey has been a director of the Company at all relevant times.

11.      Defendant Steve P. Hanson has been a director of the Company at all relevant times.

12.      Defendant James Hugar has been a director of the Company at all relevant times.

13.      Defendant Scot Jarvis has been a director of the Company at all relevant times.

14.      Defendant William C. Martin has been a director of the Company at all relevant times.

15.      Defendant Kenneth H. Traub has been a director of the Company at all relevant times.

16.      Individual Defendants in paragraphs 7 – 15 are, and at all times relevant hereto have been, directors of Vitesse.

17.      The Defendants named in paragraphs 7 - 15 are referred to herein as “Individual Defendants” or “Director Defendants.”

18.      The Director Defendants owe fiduciary duties including good faith, loyalty, fair dealing, due care and candor to Vitesse and its shareholders.

19.      The Director Defendants, by reason of their corporate directorships and/or executive positions, are fiduciaries to and for the Company’s stockholders, which fiduciary relationship required them to exercise their best judgment, and to act in a prudent manner and in the best interests of the company’s stockholders.

20.      Each Director Defendant herein is sued individually, as a conspirator and aider and abettor, as well as in their capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

21.      Defendant Microsemi is headquartered Aliso Viejo, CA. Microsemi offers a comprehensive portfolio of semiconductor and system solutions for communications, defense & security, aerospace and industrial markets. Microsemi’s common stock is traded on the Nasdaq under the symbol, “MSCC.”

SUBSTANTIVE ALLEGATIONS

Vitesse Background

22.      Vitesse designs, develops, and markets various semiconductor products for carrier and enterprise networking applications worldwide. The Company provides carrier Ethernet switch engines, including mobile access equipment, such as base stations, small cells, fiber and microwave wireless backhaul products, and Ethernet access devices for delivering business services; and enterprise Ethernet switches for cloud access, desktop, workgroup, and LAN infrastructure to migrate to gigabit Ethernet speeds. It also offers gigabit Ethernet copper and dual-media transceivers, including single, quad, and octal devices that allow transmission of 10/100/1000 BASE-T data over category 5 copper cable and fiber optic cabling for use in personal computing, home electronics, and LAN applications; and SynchroPHY gigabit Ethernet copper and dual-media transceivers.

23.      Carrier Ethernet is the de facto networking communications protocol in wide area networks (WAN), now supported by over 1000 network operators globally. Its ubiquity is only expected to grow, with bandwidth for global Ethernet business services projected to exceed 75% of total global business bandwidth by 2017, according to Vertical Systems Group. Underscoring the Company’s commitment to advance Ethernet networking everywhere, Vitesse, a leading provider of IC solutions for Carrier, Enterprise and Internet of Things (IoT) networks worldwide, announced in November 2014 its intent to fully credential its global team of field applications engineers as MEF Carrier Ethernet Certified Professionals (MEF-CECPs) by the end of 2014.

24.      The MEF-CECP is the industry’s first vendor-neutral technical certification program developed by a renowned team of Carrier Ethernet subject matter experts and industry leaders. Professionals must pass a rigorous certification process to demonstrate technical prowess and Carrier Ethernet expertise. “This technical certification is MEF’s fastest growing program, with nearly a ten-fold increase in the number of MEF-CECPs since 2012, reflecting Carrier Ethernet’s record growth,” said Nan Chen, president of the MEF. “Certification of all their field applications team is clear evidence of Vitesse’s commitment to back the Carrier Ethernet products that they bring to market with the most qualified professionals in the industry.”

25.      “With nearly 90% of our field applications engineering team having already earned the MEF-CECP designation, this brings another layer of value-added service to our customers in existing and emerging markets,” said Uday Mudoi, vice president of product marketing at Vitesse. “Vitesse is proud to provide a turnkey IC and software solution that enables our customers to achieve MEF CE 2.0 equipment certification in record time. Beyond the mobile backhaul and business service delivery platforms that require CE 2.0 today, we see the same requirements emerging as critical must-haves in IoT applications. Ethernet networking is going virtually everywhere.”

26.      On December 4, 2014, Vitesse announced Q4 and fiscal 2014 year-end results, “We are very pleased with the success of Vitesse’s ‘Ethernet Everywhere’ strategy and our execution is increasingly evident as demonstrated by our revenue growth, the upward trend in gross margins, design win success, and now, achieving non-GAAP operating profitability,” said Chris Gardner, CEO of Vitesse. “In 2014, design wins for our new products reached record highs. Major wins in Carrier and Enterprise continued accumulating steadily, while those in emerging markets, such as Industrial-IoT and Storage, accelerated dramatically. IoT experienced a 200% increase in design wins in the year, now representing 37% of the total. IoT was also a major contributor to our 130 new customers in the year. We believe this growth in IoT will continue as the need to network all things escalates, expanding our served market by nearly $400 million. This market provides multiple avenues to create substantial revenue growth and literally transform Vitesse. Accordingly, we have updated our reporting structure to breakout our IoT business as a third core market.”

27.      Vitesse’s is growing at a “rapid” pace and according to defendant Gardner, the opportunity to grow even more remains abundant. “To address our growing opportunities, we invested in our development organizations, adding critical industry expertise in hardware and software, and in our marketing and sales organizations, including hiring additional sales representatives and distributors. We also achieved a financial milestone by eliminating the dilution overhang with the repayment of our convertible debentures. While our legacy business has declined over the past several years, our new business is growing rapidly. We are increasingly confident that this growth, combined with strengthening gross margins, the high degree of operating leverage in our business, and our improved balance sheet, will generate significant shareholder value.”

28.      Total net revenues for fiscal year 2014 were $108.5 million compared with $103.8 million for fiscal year 2013. Product margins were 56.7% in fiscal year 2014, compared to 53.9% in the prior year. Total gross margins were 59.0%, compared to 54.9% in the prior year.

29.      On February 3, 2015, the Company announced Q1 2015 financial results. “New product revenue continues on a solid trajectory reaching $16.2 million in the quarter, up 82% on a year to year basis. New products now represent

68% of our total product revenue,” said Chris Gardner, CEO of Vitesse. “Our customer profile continues to grow and evolve as our position strengthens in new, adjacent markets such as IoT and storage, which are literally reshaping our business and expanding our market opportunity. Our expanded sales team dramatically increased both opportunities and design wins, more than doubling the number of new customers in the pipeline, setting us on pace for another record year. As Ethernet propagates into new markets, our total addressable market will triple from approximately $1 billion today to over $3 billion by 2020.”

30.      Revenue for the first quarter was $24.8 MM, a small decrease from Q1 2014. However, according to Gardner, “These declines will be more than offset by new product revenue growth of 50% to 75% for the full fiscal year. We continue to manage expenses carefully as we move through the transition and remain on target to deliver gross product margins of 60% in fiscal year 2015. All told, the leading indicators of our business are strong and we are well positioned with the technology, products, market position, and customers to capitalize on the exciting growth opportunities we are seeing in the market.”

The Proposed Transaction

31.      On March 18, 2015, Vitesse announced the Proposed Transaction.

The press release states in relevant part as follows:

ALISO VIEJO, Calif. and CAMARILLO, Calif.—March 18, 2015—Microsemi Corporation (Nasdaq:MSCC), a leading provider of semiconductor solutions differentiated by power, security, reliability and performance, and Vitesse Semiconductor Corporation (Nasdaq:VTSS), jointly announced today that Microsemi has entered into a definitive agreement to acquire Vitesse for $5.28 per share through a cash tender offer, representing a premium of 32 percent based on the average closing price of Vitesse’s shares of common stock during the 30 trading days ended March 17, 2015. The board of directors of Vitesse unanimously recommends that Vitesse’s stockholders tender their shares in the tender offer. The total transaction value is approximately $389 million.

Headquartered in Camarillo, California, Vitesse designs a diverse portfolio of high-performance semiconductors, application software, and integrated turnkey systems solutions for carrier, enterprise and Internet of Things (IoT) networks worldwide. Vitesse’s products enable the fastest-growing network infrastructure markets including mobile access/IP edge, enterprise cloud access, and industrial-IoT networking.

“This acquisition is further evidence of Microsemi’s continuing commitment to grow as a communications semiconductor company,” stated James J. Peterson, Microsemi chairman and CEO. “Vitesse’s highly complementary technology suite will expand our product offering and accelerate growth with differentiated technology in emerging markets, while benefitting from the increased scale, consolidated infrastructure and cost savings of the combined entity.”

“The proposed acquisition of Vitesse by Microsemi will create a powerful combination,” said Chris Gardner, Vitesse’s chief executive officer. “I believe Microsemi will be able to leverage Vitesse’s Ethernet technology and capabilities further into the communications market and has the scale to implement the adoption of our industrial IoT strategy.”

Microsemi expects significant synergies from this transaction and expects to see immediate accretion in the first full quarter of completion. Based on current assumptions, Microsemi expects the acquisition to be $0.16 to $0.20 per share accretive in its first full fiscal year ending September 30, 2016.

As of this date, Microsemi remains comfortable with its Jan. 22, 2015 non-GAAP guidance for its second fiscal quarter of 2015, ending March 29, 2015. Microsemi currently intends to announce it second fiscal quarter results on April 23, 2015. Further details will be forthcoming.

Tender Offer and Closing

Under the terms of the definitive acquisition agreement, Microsemi will commence a cash tender offer to acquire Vitesse’s outstanding shares of common stock at $5.28 per share, net to each holder in cash. Upon satisfaction of the conditions to the tender offer and after such time as all shares tendered in the tender offer are accepted for payment, the agreement provides for the parties to effect, as promptly as practicable, a merger which would result in all shares not tendered in the tender offer being converted into the right to receive $5.28 per share in cash. The tender offer is subject to customary conditions, including the tender of at least a majority of the outstanding shares of Vitesse’s common stock on a modified fully diluted basis and certain regulatory approvals, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, and is expected to close in Microsemi’s fiscal third quarter, ending June 28, 2015. No approval of the stockholders of Microsemi is required in connection with the proposed transaction. Terms of the agreement were unanimously approved by the boards of directors of both Microsemi and Vitesse. Microsemi has received support agreements from Vitesse stockholders holding approximately 22 percent of Vitesse’s outstanding common shares. Under the terms of the support agreements, these stockholders have agreed to tender their shares in the tender offer.

Under the terms of the merger agreement, Vitesse may solicit superior proposals from third parties for a “go shop” period of 21 calendar days continuing through April 7, 2015. It is not anticipated that any developments will be disclosed with regard to this process unless and until Vitesse’s board of directors makes a decision to pursue a potential superior proposal. Deutsche Bank will assist Vitesse with its go shop process. There are no guarantees that this process will result in a superior proposal. The merger agreement provides Microsemi with a customary right to match a superior proposal. The agreement also provides for certain break-up fees payable to Microsemi in connection with the termination of the agreement in certain circumstances.

BofA Merrill Lynch is providing customary committed debt financing for the acquisition. BofA Merrill Lynch and RBC Capital Markets acted as financial advisors, and O’Melveny & Myers LLP is acting as legal adviser to Microsemi. Deutsche Bank and Needham & Company are acting as financial advisors and Stubbs Alderton & Markiles, LLP is acting as legal advisor to Vitesse.

The Inadequate Merger Consideration

32.      Significantly, analyst expectations, the Company’s dominant Ethernet market position, extraordinary growth, synergistic value to Microsemi and positive future outlook establish the inadequacy of the merger consideration.

33.      Pursuant to the terms of the Merger Agreement, the Transaction values shares of Vitesse at $5.28 per share. Significantly, since the announcement of the Proposed Transaction, shares of Vitesse have soared above and beyond the Merger consideration value. As of this filing, shares of Vitesse are trading at $5.34/share. Ascendiant Capital’s Cody Acree calls the offer “a bit low,” given the deal is expected to be immediately accretive for Microsemi. “The $389 million offer appears a bit low, in our opinion. With that, we would not be surprised if other offers materialize over the next three weeks, specifically given that MSCC expects the deal to be immediately accretive in the first quarter after closing and for the full year, which is indicative of the relatively inexpensive price MSCC is paying for the asset... We have long believed the company presented a significant value proposition as the underlying growth drivers were developing, yet masked by the declining mature products. We believe VTSS’s 3Q was the turning point for the company, with clear line of sight to continued profitability. Although we do see the current acquisition partner as a good fit, we would have expected a moderately higher premium, more in-line with the growth opportunities ahead.”

34.      Meanwhile, Stifel’s Tore Svanberg has hiked his Microsemi target by $5 to $40 in response to the Vitesse deal and Microsemi’s analyst day presentations. “[M]anagement reiterated its strategy to maximize profitability, grow its market share in core products, while expanding its [addressable market] through new product initiatives and deeper penetration into their existing customer base,” and this acquisition accomplishes these initiatives.

35.      Svanberg adds the Vitesse deal “helps expand [Microsemi’s] silicon/dollar content initiatives, especially in the comms infrastructure space and adds differentiated technology with high barriers to entry.” He sees the purchase making Microsemi’s goal of achieving a 60% gross margin and 30% op. margin in 2016 (compares with 56.2% and 24.4% in calendar Q4) easier to attain.

36.      Significantly, of the six (6) analysts covering Vitesse on Yahoo! Finance, at least one of them has set a $6/share price target on Vitesse stock while the “Mean Target” of those analysts is $5.30 per share.

37.      As discussed supra, Vitesse has excellent growth prospects. Stated defendant Gardner, “All told, the leading indicators of our business are strong and we are well positioned with the technology, products, market position, and customers to capitalize on the exciting growth opportunities we are seeing in the market.” According to Yahoo! Finance, Vitesse’s revenue growth for this year, 62.5%, and next year, 383.3%, far exceed the industry expected growth rates of 24.4% and 26.9% for those two measuring periods.

38.      The synergistic value of Vitesse to Microsemi also commands a larger premium. Per the Merger press release, it is clear that the Proposed Transaction is for the benefit of Microsemi and not Vitesse shareholders. In a statement, Chris Gardner, Vitesse’s CEO said, “I believe Microsemi will be able to leverage Vitesse’s Ethernet technology and capabilities further into the communications market and has the scale to implement the adoption of our industrial IoT strategy.”

39.      On the other hand, Tom Hackenberg, principal analyst responsible for MCUs and DSPs at IHS Global Inc., views the deal as a “good fit strategically.” Once merged, Microsemi can take Vitesse’s Ethernet technology to markets “that are much more exclusive and less accessible to the broad telecommunication competitors,” he explained. Many of these equipment designers rely on only providers with the expertise to provide certified high reliability and long-life products, he explained. “Together they should be able to expand their penetration in this cross-platform market.” Through the acquisition of Vitesse, Microsemi is hoping to update its broader portfolio and strengthen its communications expertise.

40.      Concurrently with the execution of the Merger Agreement, the directors of the Company and their affiliates, if applicable, who directly or indirectly own 15,330,639 shares of the Company’s outstanding common stock, representing approximately 22.1% of the shares outstanding as of March 17, 2015, entered into a Tender and Support Agreement with Microsemi and the Merger Sub (the “Tender and Support Agreement”), which provides, among other things, that such stockholders will tender their shares in the Offer and vote their shares in favor of approving the principal terms of the Merger.

41.      In addition, it appears as though certain of the Individual Defendants may have been motivated by their own self-interest in agreeing to the Proposed Transaction. For example, pursuant to defendant Gardner’s employment agreement with the Company, he will receive approximately $3.6 million in golden parachute monies upon consummation of the Merger.

42.      Accordingly, and in breach of their fiduciary duties, the Board has denied Vitesse’s shareholders the fair and adequate value of their investment by entering into the Proposed Transaction for inadequate consideration.

Preclusive Deal Mechanisms

43.      Moreover, the Agreement contains certain provisions that unfairly favor the Microsemi by making an alternative transaction either prohibitively expensive or otherwise impossible. For example, the Agreement contains a termination fee provision that requires Vitesse to pay up to $17,000,000.00 to the Microsemi if the Merger Agreement is terminated under certain circumstances.

44.      The termination fee payable under this provision will make the Company that much more expensive to acquire for potential purchasers, while resulting in a corresponding decline in the amount of consideration payable to Vitesse shareholders.

45.      Following a brief “go-shop” period, the Agreement also contains a “No Solicitation” provision that restricts Vitesse from considering alternative acquisition proposals by, inter alia, constraining Vitesse’s ability to solicit or communicate with potential acquirers. Specifically, the provision prohibits the Company from soliciting any alternative proposal after the defined time period, but permits the Board to consider a “bona fide written Acquisition Proposal” if it constitutes or is reasonably calculated to lead to a “Superior Proposal” as defined in the Agreement.

46.      Moreover, the Agreement further reduces the possibility of a topping offer from an unsolicited purchaser. Here, Defendants agreed to provide the Microsemi information in order to match any other offer, thus providing the Microsemi access to the unsolicited bidder’s financial information and giving the Microsemi the ability to top the superior offer. Thus, a rival bidder is not likely to emerge with the cards stacked so much in favor of the Microsemi.

47.      Accordingly, the Company’s true value is compromised by the consideration offered in the Proposed Transaction, and the Proposed Transaction is the product of the Board’s breaches of fiduciary duty, aided and abetted by Microsemi.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

48.      In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to act in the best interests of the company’s shareholders, including the duty to obtain maximum value under the circumstances. To diligently comply with these duties, the directors may not take any action that:

(a)      adversely affects the value provided to the corporation’s shareholders;

(b)      will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c)      contractually prohibits them from complying with their fiduciary duties; and/or

(d)      will provide the directors, executives or other insiders with preferential treatment at the expense of, or separate from, the public shareholders, and place their own pecuniary interests above those of the interests of the company and its shareholders.

49.      In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Vitesse, are obligated to refrain from;

(a)      participating in any transaction where the directors’ or officers’ loyalties are divided;

(b)      participating in any transaction where the directors or officers are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c)      unjustly enriching themselves at the expense or to the detriment of the public shareholders.

50.      Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated, and are violating, the fiduciary duties they owe to Plaintiff and the other public shareholders of Vitesse, including their duties of loyalty, good faith, candor, and due care. As a result, Plaintiff and Class members will not receive adequate or fair value for their Vitesse common stock in the Proposed Transaction.

CLASS ACTION ALLEGATIONS

51.      Plaintiff brings this action individually and as a class action on behalf of all holders of Vitesse common stock who are being and will be harmed by the Defendants’ actions, described herein (the “Class”). Excluded from the Class are Defendants and any person, firm, trust, corporation or other entity related to or affiliated with any Defendant.

52.      This action is properly maintainable as a class action because, inter alia:

(a)      The Class is so numerous that joinder of all members is impracticable. Vitesse’s stock is publicly traded on the NasdaqGS and there are hundreds of thousands of outstanding shares. Plaintiff believes that there are hundreds if not thousands of holders of such shares. Moreover, the holders of these shares are geographically dispersed throughout the United States;

(b)      There are questions of law and fact which are common to the Class including, inter alia: (i) whether the Individual Defendants have breached their fiduciary duties to plaintiff and the Class by agreeing to an acquisition transaction at a price that is inadequate and is not the fair value that could be obtained under the circumstances; (ii) whether Microsemi and the Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and (iii) whether the Class is entitled to injunctive relief and/or damages as a result of the wrongful conduct committed by Defendants;

(c)      Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class;

(d)      The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; and

(e)      Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

FIRST COUNT

Breach of Fiduciary Duty against the Individual Defendants

53.      Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

54.      As alleged herein, Defendants have initiated a process to sell Vitesse in a transaction that undervalues the Company. Indeed, financial analysts have set price target for Company shares as high as $6 per share. The Individual Defendants are privy to non-public information concerning the Company that the public stock shareholders are not; thus, there exists a fiduciary duty to protect these shareholders. Defendants have failed to sufficiently inform themselves of Vitesse’s value, or have disregarded the true value of the Company. Furthermore, the Individual Defendants have agreed to onerous deal protection devices that discourage any alternate acquirer from coming forward in the face of the knowledge that Microsemi can block the purchase.

55.      As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to Plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value and the disclosure of material information.

56.      Plaintiff and the members of the Class have no adequate remedy at law.

SECOND COUNT

Aiding and Abetting the Board’s Breaches of Fiduciary Duty

Against Microsemi and the Merger Sub

57.      Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

58.      The Merger Sub and Microsemi knowingly assisted the Individual Defendants’ breaches of fiduciary duty in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, the Merger Sub and Microsemi secured certain deal protection provisions which unfairly inhibit the advancement of alternative proposals. In addition, the Merger Sub and Microsemi obtained sensitive non-public information concerning Vitesse’s operations and thus had the advantage to acquire the Company at a price that is unfair to plaintiff and the Class.

59.      As a result of this conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.

60.      Plaintiff and the members of the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands injunctive relief, in her favor and in favor of the Class, and against the Defendants, as follows:

A.        Declaring that this action is properly maintainable as a class action, certifying Plaintiff as Class representative and certifying his counsel as Class counsel;

B.        Preliminarily and permanently enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction on the terms presently contemplated;

C.        To the extent the Proposed Transaction is consummated before entry of this Court’s judgment, rescinding it and setting it aside or awarding rescissory damages;

D.        Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees and expenses; and

E.        Granting such other and further relief as this Court may deem just and proper.

Dated: April 7, 2015	COOCH AND TAYLOR, P.A.

/s/ Blake A. Bennett
Blake A. Bennett (#5133)
The Brandywine Building
1000 West Street, 10th Floor
Wilmington, DE 19801
(302) 984-3800
Attorneys for Plaintiff

OF COUNSEL:

BRODSKY & SMITH, LLC

Evan J. Smith

Marc L. Ackerman

Two Bala Plaza, Suite 510

Bala Cynwyd, PA 19004

(610) 667-6200

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